                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 333-68747

PROSPECTUS SUPPLEMENT
(To prospectus dated May 6, 1999)

                                               [LOGO] Merrill Lynch
                                          PROTECTED GROWTH(SM) INVESTING
                                    Pursuit of Growth, Protection of Principal


                                9,000,000 Units
                           Merrill Lynch & Co., Inc.
               S&P 500(R) Market Index Target-Term Securities(R)
                               due August 4, 2006
                             "MITTS(R) Securities"
                         $10 principal amount per unit

                                 -------------

The MITTS Securities:                  Payment at maturity:
 . 100% principal protection at         . On the maturity date, for each unit
  maturity.                              of the MITTS Securities you own, we
 . No payments before the maturity        will pay you an amount equal to the
  date.                                  sum of the principal amount of each
 . Senior unsecured debt securities       unit and an additional amount based
  of Merrill Lynch & Co., Inc.           on the percentage increase, if any,
 . Linked to the value of the S&P 500     in the value of the S&P 500 Index
  Index.                                 reduced by an annual adjustment
 . The MITTS Securities have been         factor of 2.2%.
  approved for listing on the          . At maturity, you will receive no less
  American Stock Exchange under the      than the principal amount of your
  trading symbol "MPF".                  MITTS Securities.
 . Closing date: August 4, 1999.

                Investing in the MITTS Securities involves risk.
    See "Risk Factors" beginning on page S-8 of this prospectus supplement.

                                 -------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                          Per unit    Total
                                                          --------    -----
     Public offering price...............................  $10.00  $90,000,000
     Underwriting discount...............................    $.30   $2,700,000
     Proceeds, before expenses, to Merrill Lynch & Co.,
      Inc. ..............................................   $9.70  $87,300,000

     The public offering price and the underwriting discount for any single transaction to purchase:

     (a) between 100,000 units and 199,999 units will be $9.90 per unit and $.20 per unit, respectively, and

     (b) 200,000 units or more will be $9.80 per unit and $.10 per unit, respectively.

                                 -------------
                              Merrill Lynch & Co.

                                 -------------

            The date of this prospectus supplement is July 29, 1999.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.

"Standard & Poor's(R)", "Standard & Poor's 500", "S&P 500(R)", "S&P(R)" and "500", are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc., and Merrill Lynch & Co., Inc. is an authorized sublicensee.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
SUMMARY INFORMATION--Q&A..................................................  S-4
  What are the MITTS Securities?..........................................  S-4
  What will I receive on the stated maturity date of the MITTS
   Securities?............................................................  S-4
  Who publishes the S&P 500 Index and what does the S&P 500 Index measure?...............................................................  S-6
  How has the S&P 500 Index performed historically?.......................  S-6
  What about taxes?.......................................................  S-6
  Will the MITTS Securities be listed on a stock exchange?................  S-7
  What is the role of MLPF&S?.............................................  S-7
  Who is ML&Co.?..........................................................  S-7
  Are there any risks associated with my investment?......................  S-7
RISK FACTORS..............................................................  S-8
  You may not earn a return on your investment............................  S-8
  Your yield may be lower than the yield on a standard debt security of comparable maturity....................................................  S-8
  Your return will not reflect the return of owning the stocks included in the S&P 500 Index......................................................  S-8
  There may be an uncertain trading market for the MITTS Securities.......  S-8
  Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.....................  S-8
  Amounts payable on the MITTS Securities may be limited by state law..... S-10
  Purchases and sales by us and our affiliates may affect your return..... S-10
  Potential conflicts..................................................... S-10
  Uncertain tax consequences.............................................. S-10
DESCRIPTION OF THE MITTS SECURITIES....................................... S-11
  Payment at maturity..................................................... S-11
  Hypothetical returns.................................................... S-12
  Adjustments to the S&P 500 Index; Market Disruption Events.............. S-13
  Discontinuance of the S&P 500 Index..................................... S-14
  Events of Default and Acceleration...................................... S-15
  Depositary.............................................................. S-15
  Same-Day Settlement and Payment......................................... S-17
THE S&P 500 INDEX......................................................... S-18
  Computation of the S&P 500 Index........................................ S-18
  Historical Data on the S&P 500 Index.................................... S-19
  License Agreement....................................................... S-21
UNITED STATES FEDERAL INCOME TAXATION..................................... S-21
  General................................................................. S-22
  U.S. Holders............................................................ S-22
  Non-U.S. Holders........................................................ S-24
  Backup withholding...................................................... S-25
  New withholding regulations............................................. S-25
ERISA CONSIDERATIONS...................................................... S-25
USE OF PROCEEDS AND HEDGING............................................... S-25
WHERE YOU CAN FIND MORE INFORMATION....................................... S-26
UNDERWRITING.............................................................. S-26
VALIDITY OF THE MITTS SECURITIES.......................................... S-27
INDEX OF DEFINED TERMS.................................................... S-28

                                   Prospectus

                                                                          Page
                                                                          ----
MERRILL LYNCH & CO., INC. ...............................................   2
USE OF PROCEEDS..........................................................   2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.............................   3
THE SECURITIES...........................................................   3
DESCRIPTION OF DEBT SECURITIES...........................................   4
DESCRIPTION OF DEBT WARRANTS.............................................  10
DESCRIPTION OF CURRENCY WARRANTS.........................................  12
DESCRIPTION OF INDEX WARRANTS............................................  14
DESCRIPTION OF PREFERRED STOCK...........................................  19
DESCRIPTION OF DEPOSITARY SHARES.........................................  24
DESCRIPTION OF PREFERRED STOCK WARRANTS..................................  28
DESCRIPTION OF COMMON STOCK..............................................  30
DESCRIPTION OF COMMON STOCK WARRANTS.....................................  33
PLAN OF DISTRIBUTION.....................................................  35
WHERE YOU CAN FIND MORE INFORMATION......................................  36
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................  36
EXPERTS..................................................................  37

                           SUMMARY INFORMATION -- Q&A

       This summary includes questions and          should refer to the section "Description of the
answers that highlight selected information from    MITTS Securities--Depositary" in this prospectus
this prospectus supplement and the accompanying     supplement.
prospectus to help you understand the S&P 500(R)
Market Index Target-Term Securities(R) due          What will I receive on the stated maturity date
August 4, 2006. You should carefully read this      of the MITTS Securities?
prospectus supplement and the accompanying
prospectus to fully understand the terms of the            We have designed the MITTS Securities for
MITTS Securities, the S&P 500 Index and the tax     investors who want to protect their investment
and other considerations that are important to      by receiving at least the principal amount of
you in making a decision about whether to invest    their investment at maturity and who also want
in the MITTS Securities. You should carefully       to participate in possible increases in the
review the "Risk Factors" section, which            value of the S&P 500 Index as reduced by the
highlights certain risks associated with an         Adjustment Factor. On the stated maturity date,
investment in the MITTS Securities, to determine    you will receive a payment on the MITTS
whether an investment in the MITTS Securities is    Securities equal to the sum of two amounts: the
appropriate for you.                                "principal amount" and the "Supplemental
                                                    Redemption Amount".
       References in this prospectus supplement
to "ML&Co.", "we", "us" and "our" are to Merrill    Principal amount
Lynch & Co., Inc.
                                                           The principal amount per unit is $10.
       References in this prospectus supplement
to "MLPF&S" are to Merrill Lynch, Pierce, Fenner    Supplemental Redemption Amount
& Smith Incorporated.
                                                           The Supplemental Redemption Amount per
What are the MITTS Securities?                      unit will equal:

       The MITTS Securities will be a series of           (Adjusted Ending Value - Starting Value)
senior debt securities issued by ML&Co. and will    $10 X (--------------------------------------)
not be secured by collateral. The MITTS                   (             Starting Value           )
Securities will rank equally with all of our
other unsecured and unsubordinated debt. The        but will not be less than zero.
MITTS Securities will mature on August 4, 2006.
We cannot redeem the MITTS Securities at any               The "Starting Value" equals 1,341.03, the
earlier date. We will not make any payments on      closing value of the S&P 500 Index on July 29,
the MITTS Securities until maturity.                1999, the date the MITTS Securities were priced
                                                    for initial sale to the public (the "Pricing
       Each unit of MITTS Securities represents     Date").
$10 principal amount of MITTS Securities. You
may transfer the MITTS Securities only in whole            The "Adjusted Ending Value" means the
units. You will not have the right to receive       average or arithmetic mean of the values of the
physical certificates evidencing your ownership     S&P 500 Index at the close of the market on five
except under limited circumstances. Instead, we     business days before the maturity of the MITTS
will issue the MITTS Securities in the form of a    Securities as reduced on each day by the
global certificate, which will be held by The       application of the Adjustment Factor. We may
Depository Trust Company, also known as DTC, or     calculate the Adjusted Ending Value by reference
its nominee. Direct and indirect participants in    to fewer than five or even a single day's
DTC will record your ownership of the MITTS         closing value if, during the period shortly
Securities. You                                     before the stated maturity date of the MITTS
                                                    Securities, there is a disruption in the trading



of a sufficient number of the stocks included in      Supplemental Redemption Amount, see
the S&P 500 Index or certain futures or options       "Description of the MITTS Securities--Payment
contracts relating to the S&P 500 Index.              at maturity" in this prospectus supplement.

       The "Adjustment Factor" equals 2.2% per               For more specific information about the
year and will be pro-rated based on a 365-day year    Supplemental Redemption Amount, please see the
and applied over the entire term of the MITTS         section "Description of the MITTS Securities" in
Securities on each calendar day to reduce the         this prospectus supplement.
closing values of the S&P 500 Index used to
calculate the Supplemental Redemption Amount                 We will pay you a Supplemental Redemption
during the Calculation Period. As a result of the     Amount only if the Adjusted Ending Value is
cumulative effect of this reduction, the values of    greater than the Starting Value. If the Adjusted
the S&P 500 Index used to calculate the               Ending Value is less than, or equal to, the
Supplemental Redemption Amount during the             Starting Value, the Supplemental Redemption Amount
Calculation Period will be approximately 14.28%       will be zero. We will pay you the principal amount
less than the actual closing value of the S&P 500     of your MITTS Securities regardless of whether any
Index on each day during the Calculation Period.      Supplemental Redemption Amount is payable.
For a detailed discussion of how the Adjustment
Factor will affect the value of the S&P 500 Index
used to calculate the

--------------------------------------------------------------------------------
 Examples

  Here are two examples of Supplemental Redemption Amount calculations assuming an investment term equal to that of the MITTS Securities and an Adjustment Factor of 2.2% per year:

 Example 1--The S&P 500 Index, as adjusted, is below the Starting Value at maturity:

  Starting Value: 1,341.03
  Hypothetical closing value of the S&P 500 Index at maturity: 1,475.13 Hypothetical Adjusted Ending Value: 1,264.43

                                                    (1,264.43 -  1,341.03)          (Supplemental
  Supplemental Redemption Amount (per unit) = $10 X (--------------------) = $0.00  Redemption
                                                    (      1,341.03      )           Amount cannot
                                                                                     be less than
                                                                                     zero)

  Total payment at maturity (per unit) = $10 + $0 = $10

 Example 2--The S&P 500 Index, as adjusted, is above the Starting Value at maturity:

  Starting Value: 1,341.03
  Hypothetical closing value of the S&P 500 Index at maturity: 2,413.85 Hypothetical Adjusted Ending Value: 2,069.07

                                                    (2,069.07 - 1,341.03)
  Supplemental Redemption Amount (per unit) = $10 X (-------------------) = $5.43
                                                    (      1,341.03     )


  Total payment at maturity (per unit) = $10 + $5.43 = $15.43
--------------------------------------------------------------------------------


Who publishes the S&P 500 Index and what does      Index" in this prospectus supplement. We have
the S&P 500 Index measure?                         provided this historical information to help
                                                   you evaluate the behavior of the S&P 500 Index
       The S&P 500 Index is published by           in various economic environments; however,
Standard & Poor's, a division of The McGraw-       past performance of the S&P 500 Index is not
Hill Companies, Inc., and is intended to           necessarily indicative of how the S&P 500
provide an indication of the pattern of common     Index will perform in the future.
stock price movement. The value of the S&P 500
Index is based on the relative value of the        What about taxes?
aggregate market value of the common stocks of
500 companies as of a particular time compared            Each year, you will be required to pay
to the aggregate average market value of the       taxes on ordinary income from the MITTS
common stocks of 500 similar companies during      Securities over their term based upon an
the base period of the years 1941 through          estimated yield for the MITTS Securities, even
1943. The market value for the common stock of     though you will not receive any payments from
a company is the product of the market price       us until maturity. We have determined this
per share of the common stock and the number       estimated yield, in accordance with
of outstanding shares of common stock. As of       regulations issued by the U.S. Treasury
July 15, 1999, the 500 companies included in       Department, solely in order for you to figure
the S&P 500 Index represented approximately        the amount of taxes that you will owe each
78% of the aggregate market value of common        year as a result of owning a MITTS Security.
stocks traded on the New York Stock Exchange;      This estimated yield is neither a prediction
however, these 500 companies are not the 500       nor a guarantee of what the actual
largest companies listed on the NYSE and not       Supplemental Redemption Amount will be, or
all of these 500 companies are listed on the       that the actual Supplemental Redemption Amount
NYSE. As of July 15, 1999, the aggregate           will even exceed zero. We have determined that
market value of the 500 companies included in      this estimated yield will equal 7% per annum,
the S&P 500 Index represented approximately        compounded semiannually.
70% of the aggregate market value of United
States domestic, public companies. Standard &             Based upon this estimated yield, if you
Poor's chooses companies for inclusion in the      pay your taxes on a calendar year basis and if
S&P 500 Index with the aim of achieving a          you buy a MITTS Security for $10 and hold the
distribution by broad industry groupings that      MITTS Security until maturity, you will be
approximates the distribution of these             required to pay taxes on the following amounts
groupings in the common stock population of        of ordinary income from the MITTS Securities
the NYSE, which Standard & Poor's uses as an       each year: $0.2861 in 1999, $0.7328 in 2000,
assumed model for the composition of the total     $0.7848 in 2001, $0.8407 in 2002, $0.9006 in
market.                                            2003, $0.9648 in 2004, $1.0335 in 2005 and
                                                   $0.6482 in 2006. However, in 2006, the amount
       Please note that an investment in the       of ordinary income that you will be required
MITTS Securities does not entitle you to any       to pay taxes on from owning each MITTS
ownership interest in the stocks of the            Security may be greater or less than $0.6482,
companies included in the S&P 500 Index.           depending upon the Supplemental Redemption
                                                   Amount, if any, you receive. Also, if the
How has the S&P 500 Index performed                Supplemental Redemption Amount is less than
historically?                                      $6.1915, you may have a loss which you could
                                                   deduct against other income you may have in
       We have included tables showing the         2006, but under current tax regulations, you
year-end closing value of the S&P 500 Index        would neither be required nor allowed to amend
for each year from 1947 through 1998 and the       your tax returns for prior years. For further
month-end closing value of the S&P 500 Index       information, see "United States Federal Income
from January 1990 through June 1999 in the         Taxation" in this prospectus supplement.
section entitled "The S&P 500 Index--
Historical Data on the S&P 500


Will the MITTS Securities be listed on a stock      Adjusted Ending Value and the Supplemental
exchange?                                           Redemption Amount. Under certain circumstances,
                                                    these duties could result in a conflict of
       The MITTS Securities have been approved      interest between MLPF&S' status as a subsidiary
for listing on the AMEX under the trading           of ML&Co. and its responsibilities as
symbol "MPF", subject to official notice of         calculation agent.
issuance. You should be aware that the listing
of the MITTS Securities on the AMEX will not        Who is ML&Co.?
necessarily ensure that a liquid trading market
will be available for the MITTS Securities. You            Merrill Lynch & Co., Inc. is a holding
should review "Risk Factors--There may be an        company with various subsidiary and affiliated
uncertain trading market for the MITTS              companies that provide investment, financing,
Securities" in this prospectus supplement.          insurance and related services on a global
                                                    basis. For information about ML&Co. see the
What is the role of MLPF&S?                         section "Merrill Lynch & Co., Inc." in the
                                                    accompanying prospectus. You should also read
       Our subsidiary, MLPF&S, is the               the other documents we have filed with the SEC,
underwriter for the offering and sale of the        which you can find by referring to the section
MITTS Securities. After the initial offering,       "Where You Can Find More Information" in this
MLPF&S intends to buy and sell the MITTS            prospectus supplement.
Securities to create a secondary market for
holders of the MITTS Securities, and may            Are there any risks associated with my
stabilize or maintain the market price of the       investment?
MITTS Securities during the initial
distribution of the MITTS Securities. However,             Yes, an investment in the MITTS
MLPF&S will not be obligated to engage in any       Securities is subject to risk. Please refer to
of these market activities or continue them         the section "Risk Factors" in this prospectus
once it has started.                                supplement.

       MLPF&S will also be our agent for
purposes of calculating, among other things, the

                                  RISK FACTORS

      Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

      You should be aware that if the Adjusted Ending Value does not exceed the Starting Value on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

      The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the S&P 500 Index

      The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the S&P 500 Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the value of the S&P 500 Index is calculated by reference to the prices of the stocks included in the S&P 500 Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the MITTS Securities

      The MITTS Securities have been approved for listing on the AMEX under the trading symbol "MPF", subject to official notice of issuance. While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the MITTS Securities will trade. You cannot assume that a trading market will develop for the MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the S&P 500 Index.

      If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the S&P 500 Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      The value of the S&P 500 Index is expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value. If you choose to sell your MITTS Securities when the value of the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the S&P 500 Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of the S&P 500 Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates or dividends per share may increase the value of the S&P 500 Index while falling U.S. dividend rates may decrease the value of the S&P 500 Index.

      Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in U.S. interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Rising U.S. interest rates may lower the value of the S&P 500 Index and, thus, the MITTS Securities. Falling U.S. interest rates may increase the value of the S&P 500 Index and, thus, may increase the value of the MITTS Securities.

      Changes in the volatility of the S&P 500 Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. In general, if the volatility of the S&P 500 Index increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the S&P 500 Index decreases, we expect that the trading value of the MITTS Securities will decrease.

      As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of U.S. interest rates and the S&P 500 Index. This difference will reflect a "time premium" due to expectations concerning the value of the S&P 500 Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

      Changes in dividend yields of the stocks included in the S&P 500 Index are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the S&P 500 Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the S&P 500 Index decrease, we expect that the value of the MITTS Securities will increase.

      Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the S&P 500 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the S&P 500 Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

      New York State law governs the 1983 Indenture under which the MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks included in the S&P 500 Index or futures or options contracts on the S&P 500 Index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the S&P 500 Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts

      Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Adjusted Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the S&P 500 Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the S&P 500 Index. See "Description of the MITTS Securities--Adjustments to the S&P 500 Index; Market Disruption Events" and "--Discontinuance of the S&P 500 Index" in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Uncertain tax consequences

      You should also consider the tax consequences of investing in the MITTS Securities, aspects of which are uncertain. See "United States Federal Income Taxation" below.

                      DESCRIPTION OF THE MITTS SECURITIES

     ML&Co. will issue the MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The MITTS Securities will mature on August 4, 2006.

     While at maturity a beneficial owner of a MITTS Security will receive the sum of the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See "--Payment at maturity".

     The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "-- Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus.

     ML&Co. will issue the MITTS Securities in denominations of whole units of $10 per unit.

     The MITTS Securities do not have the benefit of any sinking fund.

Payment at maturity

     At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Adjusted Ending Value does not exceed the Starting Value, you will be entitled to receive only the principal amount of your MITTS Securities.

Determination of the Supplemental Redemption Amount

     The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:

                                                          (Adjusted Ending Value - Starting Value)
principal amount of each MITTS Security ($10 per unit) X  (--------------------------------------)
                                                          (             Starting Value           )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

     The "Starting Value" equals 1,341.03, the closing value of the S&P 500 Index on the Pricing Date.

     The "Adjusted Ending Value" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the S&P 500 Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average or arithmetic mean of the closing values of the S&P 500 Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the S&P 500 Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the S&P 500 Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event on that Index Business Day.

      The "Adjustment Factor" equals 2.2% per year and will be applied over the entire term of the MITTS Securities. On each calendar day during the term of the MITTS Securities, we will apply this percentage on a pro-rated basis based on a 365-day year to reduce the value of the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the S&P 500 Index used to calculate your Supplemental Redemption Amount during the Calculation Period will be approximately 14.28% less than the actual value of the S&P 500 Index on each day during the Calculation Period.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" is any day on which the NYSE and the AMEX are open for trading and the S&P 500 Index or any successor index is calculated and published.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

      The following table illustrates, for a range of hypothetical closing values of the S&P 500 Index during the Calculation Period:

    . the percentage change from the Starting Value to the hypothetical closing value,

    . the Adjusted Ending Value used to calculate the Supplemental Redemption Amount,

    .  the total amount payable at maturity for each unit of MITTS
       Securities,

    .  the total rate of return to beneficial owners of the MITTS
       Securities,

    . the pretax annualized rate of return to beneficial owners of MITTS Securities, and

    . the pretax annualized rate of return of an investment in the stocks included in the S&P 500 Index, which includes an assumed aggregate dividend yield of 1.22% per annum, as more fully described below.

     For the purposes of calculating this table, we have applied the Adjustment Factor of 2.2% per annum.

                                            Total                                    Pretax
Hypothetical                               amount                     Pretax       annualized
  closing     Percentage Change            payable                  annualized   rate of return
   value          from the               at maturity Total rate of     rate        of stocks
 during the    Starting Value   Adjusted per unit of   return on   of return on     included
Calculation    to hypothetical   Ending   the MITTS    the MITTS     the MITTS   in the S&P 500
   Period       closing value   Value(1) Securities   Securities   Securities(2)  Index(2)(3)
------------  ----------------- -------- ----------- ------------- ------------- --------------
    268.21         -80.00%        229.90   $10.00         0.00%        0.00%        -20.37%
    536.41         -60.00%        459.79   $10.00         0.00%        0.00%        -11.44%
    804.62         -40.00%        689.69   $10.00         0.00%        0.00%         -5.96%
  1,072.82         -20.00%        919.59   $10.00         0.00%        0.00%         -1.95%
  1,341.03(4)        0.00%      1,149.48   $10.00         0.00%        0.00%          1.22%
  1,609.24          20.00%      1,379.38   $10.29         2.86%        0.40%          3.86%
  1,877.44          40.00%      1,609.28   $12.00        20.00%        2.62%          6.13%
  2,145.65          60.00%      1,839.17   $13.71        37.15%        4.56%          8.12%
  2,413.85          80.00%      2,069.07   $15.43        54.29%        6.29%          9.89%
  2,682.06         100.00%      2,298.97   $17.14        71.43%        7.84%         11.49%
  2,950.27         120.00%      2,528.86   $18.86        88.58%        9.26%         12.95%
  3,218.47         140.00%      2,758.76   $20.57       105.72%       10.57%         14.29%
  3,486.68         160.00%      2,988.66   $22.29       122.86%       11.77%         15.54%
  3,754.88         180.00%      3,218.55   $24.00       140.01%       12.90%         16.70%
  4,023.09         200.00%      3,448.45   $25.71       157.15%       13.95%         17.79%

-------
(1) The Adjusted Ending Values specified in this column are approximately 14.28% less than the hypothetical closing values of the S&P 500 Index as a result of the application of the Adjustment Factor of 2.2% per annum over the term of the MITTS Securities.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3) This rate of return assumes:
  (a) a percentage change in the aggregate price of the stocks that equals the percentage change in the S&P 500 Index from the Starting Value to the relevant hypothetical closing value;
  (b) a constant dividend yield of 1.22% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the S&P 500 Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical closing value;
  (c) no transaction fees or expenses; and
  (d) an investment term from August 4, 1999 to August 4, 2006.
(4) This is the Starting Value of the S&P 500 Index.

     The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you and the resulting total and pretax annualized rate of return will depend entirely on the actual Adjusted Ending Value determined by the calculation agent as provided in this prospectus supplement.

Adjustments to the S&P 500 Index; Market Disruption Events

     If at any time Standard & Poor's changes its method of calculating the S&P 500 Index, or the value of the S&P 500 Index changes, in any material respect, or if the S&P 500 Index is in any other way modified so that the S&P 500 Index does not, in the opinion of the calculation agent, fairly represent the value of the S&P 500 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the S&P

500 Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the S&P 500 Index, as so adjusted. Accordingly, if the method of calculating the S&P 500 Index is modified so that the value of the S&P 500 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the S&P 500 Index in order to arrive at a value of the S&P 500 Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

    (A) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, in 20% or more of the stocks which then comprise the S&P 500 Index; or

    (B) the suspension or material limitation, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the S&P 500 Index, or any successor index, which are traded on any major U.S. exchange.

      For the purpose of the above definition:

    (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange and

    (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

Discontinuance of the S&P 500 Index

      If Standard & Poor's discontinues publication of the S&P 500 Index and Standard & Poor's or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500 Index (a "successor index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor's or any other entity for the S&P 500 Index and calculate the Adjusted Ending Value as described above under "Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall promptly give notice to the beneficial owners of the MITTS Securities by publication in a United States newspaper with a national circulation.

      In the event that Standard & Poor's discontinues publication of the S&P 500 Index and:

    .  the calculation agent does not select a successor index, or

    .  the successor index is no longer published on any of the Calculation
       Days,

the calculation agent will compute a substitute value for the S&P 500 Index in accordance with the procedures last used to calculate the S&P 500 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index as described below, the successor index or value will be used as a substitute for the S&P 500 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

      If Standard & Poor's discontinues publication of the S&P 500 Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

    .  the determination of the Adjusted Ending Value, and

    . a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" is any day on which the NYSE and the AMEX are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities, provided, however, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated maturity date. See "--Payment at maturity" in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

      In case of default in payment of the MITTS Securities, whether at the stated maturity date or upon acceleration, from and after the maturity date the MITTS Securities will bear interest, payable upon demand of their beneficial owners, at the rate of 7% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

 Description of the Global Securities

      Upon issuance, all MITTS Securities will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the

MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders of the MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

 DTC Procedures

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the MITTS Securities. The MITTS Securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the MITTS Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date.

      Principal, premium, if any, and/or interest, if any, payments made in cash on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

 Exchange for Certificated Securities

      If:

    . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

    . ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

    . an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

      DTC may discontinue providing its services as securities depositary with respect to the MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, MITTS Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, MITTS Security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the MITTS Securities will be made by the underwriter in immediately available funds. ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                               THE S&P 500 INDEX

      Standard & Poor's publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of July 15, 1999, the 500 companies included in the S&P 500 Index represented approximately 78% of the aggregate market value of common stocks traded on the NYSE; however, these 500 companies are not the 500 largest companies listed on the NYSE and not all of these 500 companies are listed on the NYSE. As of July 15, 1999, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 70% of the aggregate market value of United States domestic, public companies. Standard & Poor's chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Four main groups of companies comprise the S&P 500 Index with the number of companies currently included in each group indicated in parentheses: Industrials (375), Utilities (41), Transportation (11) and Financial (73). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

      The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, and due to the application of the Adjustment Factor, the return on the MITTS Securities will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the MITTS Securities.

Computation of the S&P 500 Index

      Standard & Poor's currently computes the S&P 500 Index as of a particular time as follows:

    (a) the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

    (b) the market values of all component stocks as of that time are aggregated;

    (c) the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

    (d) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

    (e) the current aggregate market value of all component stocks is divided by the Base Value; and

    (f) the resulting quotient, expressed in decimals, is multiplied by ten.

      While Standard & Poor's currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of MITTS Securities upon maturity or otherwise.

      Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

    .  the issuance of stock dividends,

    . the granting to shareholders of rights to purchase additional shares of stock,

    . the purchase of shares by employees pursuant to employee benefit plans,

    .  consolidations and acquisitions,

    . the granting to shareholders of rights to purchase other securities of ML&Co.,

    . the substitution by Standard & Poor's of particular component stocks in the S&P 500 Index, and

    .  other reasons.

      In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

                        New Market Value
     Old Base Value X   ---------------- = New Base Value
                        Old Market Value

      The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

      The following table sets forth the closing values of the S&P 500 Index on the last business day of each year from 1947 through 1998, as published by Standard & Poor's. The historical experience of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount which may be payable to holders of the MITTS Securities at the maturity date.

                  Year-End Closing Values of the S&P 500 Index

         Closing                  Closing                  Closing                  Closing
Year      Value        Year        Value        Year        Value        Year        Value
----     -------       ----       -------       ----       -------       ----       --------
1947      15.30        1960        58.11        1973        97.55        1986         242.17
1948      15.20        1961        71.55        1974        68.56        1987         247.08
1949      16.76        1962        63.10        1975        90.19        1988         277.72
1950      20.41        1963        75.02        1976       107.46        1989         353.40
1951      23.77        1964        84.75        1977        95.10        1990         330.22
1952      26.57        1965        92.43        1978        96.11        1991         417.09
1953      24.81        1966        80.33        1979       107.94        1992         435.71
1954      35.98        1967        96.47        1980        35.76        1993         466.45
1955      45.48        1968       103.86        1981       122.55        1994         459.27
1956      46.67        1969        92.06        1982       140.64        1995         615.93
1957      39.99        1970        92.15        1983       164.93        1996         740.74
1958      55.21        1971       102.09        1984       167.24        1997         970.43
1959      59.89        1972       118.05        1985       211.28        1998       1,229.23

      The following table sets forth the value of the S&P 500 Index at the end of each month, in the period from January 1990 through June 1999. These historical data on the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the MITTS Securities.

                          1990   1991   1992   1993   1994   1995   1996   1997    1998     1999
                         ------ ------ ------ ------ ------ ------ ------ ------ -------- --------
January................. 329.08 343.93 408.78 438.78 481.61 470.42 636.02 786.16   980.28 1,279.64
February................ 331.89 367.07 412.70 443.38 467.14 487.39 640.43 790.82 1,049.34 1,238.33
March................... 339.94 375.22 403.69 451.67 445.77 500.71 645.50 757.12 1,101.75 1,286.37
April................... 330.80 375.34 414.95 440.19 450.91 514.71 654.17 801.34 1,111.75 1,335.18
May..................... 361.23 389.83 415.35 450.19 456.51 533.40 669.12 848.28 1,090.82 1,301.84
June.................... 358.02 371.16 408.14 450.53 444.27 544.75 670.63 885.14 1,133.84 1,372.71
July.................... 356.15 387.81 424.22 448.13 458.26 562.06 639.95 954.29 1,120.67      --
August.................. 322.56 395.43 414.03 463.56 475.50 561.88 651.99 899.47   957.28      --
September............... 306.05 387.86 417.80 458.93 462.71 584.41 687.31 947.28 1,017.01      --
October................. 304.00 392.45 418.68 467.83 472.35 581.50 705.27 914.62 1,098.67      --
November................ 322.22 375.22 431.35 461.79 453.69 605.37 757.02 955.40 1,163.63      --
December................ 330.22 417.09 435.71 466.45 459.27 615.93 740.74 970.43 1,229.23      --

      The following graph sets forth the performance of the S&P 500 Index at the end of each month from January 1990 to June 1999. Past movements of the S&P 500 Index are not necessarily indicative of the future S&P 500 Index values. On July 29, 1999, the closing value of the S&P 500 Index was 1,341.03.

                            Month-End Closing Values


[THE GRAPH APPEARING HERE SETS FORTH THE HISTORICAL MONTH-END CLOSING VALUES OF THE S&P 500 INDEX FROM JANUARY 1990 TO JUNE 1999. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0 TO 1,400 IN INCREMENTS OF 200. THE HORIZONTAL AXIS HAS A RANGE OF MONTHS FROM JANUARY 1990 TO JUNE 1999 IN INCREMENTS OF ONE MONTH.]

License Agreement

      Standard & Poor's ("S&P") does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the MITTS Securities, or any other person or entity from the use of the S&P Index or any data included in the Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage, including lost profits, even if notified of the possibility of these damages.

      S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the MITTS Securities, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

      The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

      "The MITTS Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly or the ability of the Index to track general stock market performance. S&P's only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the MITTS Securities. S&P has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the MITTS Securities, prices at which the MITTS Securities are to initially be sold, or quantities of the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities."

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers, except where otherwise specifically noted in this prospectus supplement. The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership for United States Federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be a U.S. Holder. As used in this prospectus supplement, the term "non-U.S. Holder" means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

      In particular, solely for purposes of applying the Final Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $6.1915 per unit (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the MITTS Securities equal to 7% per annum (compounded semiannually). Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security's adjusted issue price will equal the MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $6.1915 per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $6.1915 per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $6.1915 per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $6.1915 per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $6.1915 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale, exchange or redemption of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon the sale, exchange or redemption and the U.S. Holder's adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a MITTS Security generally will equal that U.S. Holder's initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

      All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn:
Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

      The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over the term of the MITTS Securities based upon a projected payment schedule for the MITTS Securities (including both a Projected Supplemental Redemption Amount and the estimated yield equal to 7% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS Securities:

                                                        Total interest deemed
                                       Interest deemed    to have accrued on
                                       to accrue during MITTS Securities as of
                                        accrual period  end of accrual period
            Accrual Period                (per unit)          (per unit)
            --------------             ---------------- ----------------------
August 4, 1999 through February 4,
 2000.................................     $0.3529             $0.3529
February 5, 2000 through August 4,
 2000.................................     $0.3624             $0.7153
August 5, 2000 through February 4,
 2001.................................     $0.3750             $1.0903
February 5, 2001 through August 4,
 2001.................................     $0.3882             $1.4785
August 5, 2001 through February 4,
 2002.................................     $0.4017             $1.8802
February 5, 2002 through August 4,
 2002.................................     $0.4158             $2.2960
August 5, 2002 through February 4,
 2003.................................     $0.4304             $2.7264
February 5, 2003 through August 4,
 2003.................................     $0.4454             $3.1718
August 5, 2003 through February 4,
 2004.................................     $0.4610             $3.6328
February 5, 2004 through August 4,
 2004.................................     $0.4772             $4.1100
August 5, 2004 through February 4,
 2005.................................     $0.4938             $4.6038
February 5, 2005 through August 4,
 2005.................................     $0.5112             $5.1150
August 5, 2005 through February 4,
 2006.................................     $0.5290             $5.6440
February 5, 2006 through August 4,
 2006.................................     $0.5475             $6.1915

--------
Projected Supplemental Redemption Amount = $6.1915 per unit.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MITTS Security, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that the owner is not a U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in that case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements.

      Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of that individual's death, payments in respect of the MITTS Security would have been effectively connected with the conduct by that individual of a trade or business in the United States.

Backup withholding

      Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against that beneficial owner's United States Federal income tax provided that the required information is furnished to the IRS.

New withholding regulations

      On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                              ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any MITTS Security on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the MITTS Securities will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                  UNDERWRITING

      MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $90,000,000 aggregate principal amount of MITTS Securities. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the MITTS Securities if any are purchased.

      The underwriter has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public at the offering prices set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the MITTS Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part.

      In addition to the commissions payable at the time of the original sale of the MITTS Securities, the underwriter will pay a commission on each of up to six anniversary dates of the issuance of the MITTS Securities to brokers whose clients purchased the units in the initial distribution and who continue to hold their MITTS Securities.

      The underwriting of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      The underwriter is permitted to engage in certain transactions that stabilize the price of the MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the MITTS Securities.

      If the underwriter creates a short position in the MITTS Securities in connection with the offering, i.e., if it sells more units of the MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      The underwriter may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the MITTS Securities. The underwriter may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                        VALIDITY OF THE MITTS SECURITIES

      The validity of the MITTS Securities will be passed upon for ML&Co. and for the underwriter by Brown & Wood LLP, New York, New York.

                             INDEX OF DEFINED TERMS

                                                                            Page
                                                                            ----
Adjusted Ending Value...................................................... S-4
Adjustment Factor.......................................................... S-5
Business Day............................................................... S-15
Calculation Day............................................................ S-12
Calculation Period......................................................... S-12
Code....................................................................... S-25
Depositary................................................................. S-15
ERISA...................................................................... S-25
Final Regulations.......................................................... S-22
Index Business Day......................................................... S-12
Market Disruption Event ................................................... S-14
MITTS...................................................................... S-1
ML&Co. .................................................................... S-4
MLPF&S..................................................................... S-4
New Regulations............................................................ S-25
Non-U.S. Holder............................................................ S-22
Pricing Date............................................................... S-4
Principal Amount........................................................... S-4
Projected Supplemental Redemption Amount .................................. S-23
S&P........................................................................ S-21
S&P 500 Index.............................................................. S-6
Starting Value............................................................. S-4
Successor Index............................................................ S-14
Supplemental Redemption Amount ............................................ S-4
U.S. Holder................................................................ S-22
Withholding Agent ......................................................... S-24

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                                   [LOGO]

                                9,000,000 Units

                           Merrill Lynch & Co., Inc.

               S&P 500(R) Market Index Target-Term Securities(R)
                               due August 4, 2006
                             "MITTS(R) Securities"

                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------

                              Merrill Lynch & Co.

                                 July 29, 1999

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